UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 72)*

Valhi, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

918905 10 0
(CUSIP Number)

Steven L. Watson
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2012
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Valhi Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 314,033,148
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 314,033,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,033,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Dixie Rice Agricultural Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 314,033,148
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 314,033,148
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 314,033,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 315,211,434
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 315,211,434
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,211,434
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,802,341
	8	SHARED VOTING POWER 318,599,748
	9	SOLE DISPOSITIVE POWER 1,802,341
	10	SHARED DISPOSITIVE POWER 318,599,748
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,802,341
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

AMENDMENT NO. 72
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Valhi, Inc. (the “Company” or “Valhi”).  The persons (the “Reporting Persons”) filing this Amendment No. 72 to this Statement (this “Amendment”) report the indirect disposition of Shares formerly directly held by TIMET Finance Management Company (“TFMC”), and The Combined Master Retirement Trust (the “CMRT”).  As a result of the sale (the “Sale”) by certain Reporting Persons and their affiliates on December 20, 2012 of all of their shares of the common stock, par value $0.01 per share (the “TIMET Shares”), of Titanium Metals Corporation, a former affiliate of the Reporting Persons (“TIMET”), a change in control of TIMET occurred and ELIT Acquisition Sub Corp., the purchaser of such TIMET Shares in a tender offer (“ELIT”), indirectly acquired control of TFMC and the 6,367,017 Shares directly held by TFMC, a wholly owned subsidiary of TIMET.  Additionally, as a result of the Sale, on January 2, 2013, ELIT indirectly acquired control of the 345,000 Shares formerly held by the CMRT for the benefit of the TIMET pension fund, which Shares were transferred with the TIMET pension fund assets and represented all of the Shares that the CMRT held.

Additionally, since the last amendment to this Statement, the Company effected a 3-for-1 split of the outstanding Shares in the form of a stock dividend.  Holders of record of Shares at the close of business on May 2, 2012 received two additional Shares for each Share held as of the close of business on that date (the “Stock Split”).  The additional shares were distributed at the close of business on May 10, 2012.  The Share numbers in this Amendment reflect the Stock Split.

Items 2, 3, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows.

(a)           The following Reporting Persons file this Amendment:

•	Valhi Holding Company (“VHC”), as a direct holder of Shares;

•	by virtue of the direct and indirect ownership of securities of VHC, Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Contran Corporation (“Contran”); and

•	by virtue of positions he holds with Contran and certain of the other entities (as reported on this Statement), Harold C. Simmons.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.  The following is a description of the relationships among the Reporting Persons.

Harold C. Simmons and the following persons or entities related to him are the direct holders of the following percentages of the 339,115,449 Shares outstanding as of the close of business on January 29, which outstanding share information is from the Company (the “Outstanding Shares”):

VHC	92.6%
Harold Simmons Foundation, Inc. (“Foundation”)	0.7%
Harold C. Simmons	0.5%
Contran Amended and Restated Deferred Compensation Trust (“CDCT”)	0.3%
Annette C. Simmons	0.2%
The Annette Simmons Grandchildren’s Trust (“Grandchildren’s Trust”)	Less than 0.1%
Contran	Less than 0.1%

VHC, the CDCT and Contran may be deemed to control the Company.

Dixie Rice is the direct holder of 100% of the outstanding shares of common stock of VHC and may be deemed to control VHC.  Contran is the holder of 100% of the outstanding shares of common stock of Dixie Rice and may be deemed to control Dixie Rice.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation and may be deemed to control the Foundation.

U.S. Bank National Association serves as the trustee of the CDCT.  Contran established the CDCT as an irrevocable “rabbi trust” to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons.  If the CDCT assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due.  Pursuant to the terms of the CDCT, Contran retains the power to vote the shares held by the CDCT, retains dispositive power over such shares and may be deemed the indirect beneficial owner of such shares.

Harold C. Simmons is chairman of the board of the Company, Kronos Worldwide, VHC, Dixie Rice and Contran and chairman of the board and chief executive officer of NL.

By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Harold C. Simmons may be deemed to control certain of such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities.  However, Mr. Simmons disclaims beneficial ownership of the shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CDCT.  Mr. and Mrs. Simmons each disclaim beneficial ownership of all Shares beneficially owned, directly or indirectly, by VHC, the Foundation, the Grandchildren’s Trust and Contran.

Annette C. Simmons is the wife of Harold C. Simmons.  Mr. Simmons may be deemed to share indirect beneficial ownership of her shares.  He disclaims all such beneficial ownership.  Mrs. Simmons disclaims beneficial ownership of any shares that she does not hold directly.

The Grandchildren’s Trust is a trust of which Harold C. Simmons and Annette C. Simmons are co-trustees and the beneficiaries of which are the grandchildren of Annette C. Simmons.  As co-trustees of this trust, each of Mr. and Mrs. Simmons has the power to vote and direct the disposition of the shares this trust directly holds.  Each of them disclaims beneficial ownership of any shares that this trust holds.

NL Industries, Inc. (“NL”), a wholly owned subsidiary of NL and Kronos Worldwide, Inc. (“Kronos Worldwide”) directly hold 10,814,370 shares, 3,558,600 shares and 1,724,916 shares, respectively, of Valhi common stock.  Valhi is the direct holder of approximately 83.0% of the outstanding shares of NL common stock and 50.0% of the outstanding shares of Kronos Worldwide common stock.  Pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the shares of Valhi common stock that NL, its wholly owned subsidiary and Kronos Worldwide hold as treasury stock for voting purposes and for the purposes of this Statement such shares are not deemed outstanding.

Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons, is set forth on Schedule B attached hereto and incorporated herein by reference.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Amendment to acquire the Shares set forth on Schedule C to this Amendment were from such person’s personal funds.

Contran sponsors the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Mr. Simmons is the sole trustee of the CMRT and a member of the investment committee for the CMRT.  Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

(b)           The principal offices of VHC and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.  The principal office of Dixie Rice is located at 600 Pasquiere Street, Gueydan, Louisiana 70542.  The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

(c)           Through Valhi, VHC is principally engaged in the titanium dioxide products, component products (security products and performance marine components) and waste management industries.

In addition to the activities engaged in through Valhi and the other companies Valhi may be deemed to control, as described above, and in addition to holding the securities described above:

•	Dixie Rice is engaged in land management, agriculture and oil and gas activities; and
•	Contran is engaged through other companies in the production of, among other things, steel rod, wire and wire products.

Harold C. Simmons is an employee of Contran.  See Item 2(a) for certain positions that Harold C. Simmons holds with Contran and its related companies.

(d)           None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Amendment has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Amendment, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all persons named on Schedule B to this Amendment are citizens of the United States, except as otherwise indicated on such Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is supplemented as follows.

The total amount of funds required by Harold C. Simmons to purchase the Shares reported in Item 5(c) was $1,982,564.71 (including commissions).  He used margin loans to purchase 139,437 of such Shares and his own personal funds to purchase the remaining 17,051 of such Shares.

Of the 1,802,341 Shares Mr. Simmons holds directly, 730,482 Shares are held in a margin account.

The Reporting Persons understand that the funds required by each person named in Schedule B to this Statement to acquire the Shares set forth on Schedule C to this Statement were from such person’s personal funds.

Item 4.	Purpose of Transaction

Item 4 is supplemented as follows.

As already discussed and as a result of the Sale on December 20, 2012, ELIT and its parent corporation, Precision Castparts Corp. (“PCC”) acquired control of TIMET and indirectly acquired TFMC and the 6,367,017 Shares directly held by TFMC.  Additionally, as a result of the Sale, on January 2, 2013, ELIT and PCC indirectly acquired the 345,000 Shares formerly held by the CMRT for the benefit of the TIMET pension fund, which Shares were transferred with the TIMET pension fund assets and represented all of the Shares that the CMRT held.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, the Reporting Persons’ tax planning objectives and stock market and general economic conditions), any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities or persons that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such entity or person, or cease buying or selling Shares.  Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

As described under Item 2, Harold C. Simmons, through Contran, may be deemed to control the Company.

The Reporting Persons understand that prior purchases of Shares by each of the persons named in Schedule B to this Statement were made for the purpose of each such person’s personal investment.

Certain of the persons named in Schedule B to this Statement, namely Robert D. Graham, J. Mark Hollingsworth, William J. Lindquist, A. Andrew R. Louis, Kelly D. Luttmer, Bobby D. O’Brien, Glenn R. Simmons, Harold C. Simmons, John A. St. Wrba, Gregory M. Swalwell and Steven L. Watson are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to the this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended as follows.

(a)           The following entities or persons directly hold the following Shares:

Reporting Person	Shares Directly Held

VHC	314,033,148
Foundation	2,481,900
Harold C. Simmons	1,802,341
CDCT	1,100,541
Annette C. Simmons	818,514
Grandchildren’s Trust	87,900
Contran	77,745
Total	320,402,089

By virtue of the relationships described under Item 2 of this Statement:

(1)           VHC and Dixie Rice may each be deemed be the beneficial owner of the 314,033,148 Shares (approximately 92.6% of the Outstanding Shares) that VHC directly holds;

(2)           Contran may be deemed be the beneficial owner of the 315,211,434 Shares (approximately 93.0% of the Outstanding Shares) that VHC, the CDCT and Contran directly hold; and

(3)           Harold C. Simmons may be deemed to be the beneficial owner of the 320,402,089 Shares (approximately 94.5% of the Outstanding Shares) that VHC, the Foundation, he, the CDCT, Annette C. Simmons, the Grandchildren’s Trust and Contran directly hold.

Except for the 1,802,341 Shares that he holds directly and to the extent of his vested beneficial interest, if any, in the Shares directly held by the CDCT, Mr. Simmons disclaims beneficial ownership of all Shares.

(b)           By virtue of the relationships described in Item 2:

(1)           VHC and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 314,033,148 Shares (approximately 92.6% of the Outstanding Shares) that VHC directly holds;

(2)           Contran may be deemed to share the power to vote and direct the disposition of the 315,211,434 Shares (approximately 93.0% of the Outstanding Shares) that VHC, the CDCT and Contran directly hold;

(3)           Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 318,599,748 Shares (approximately 94.0% of the Outstanding Shares) that VHC, the Foundation, the CDCT, Annette C. Simmons, the Grandchildren’s Trust and Contran directly hold; and

(4)           Harold C. Simmons may be deemed to have sole power to vote and direct the disposition of the 1,802,341 Shares (approximately 0.5% of the Outstanding Shares) that he directly holds.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule C to this Statement.

(c)           The table below sets forth transactions in the Shares by the Reporting Persons since October 21, 2012, which is 60 days prior to the December 20, 2012 event date that requires the filing of this Amendment No. 72 to this Statement.  Other than the indirect dispositions of Shares as a result of the Sale as already discussed, the only Reporting Person to have transactions in the Shares during this period is Harold C. Simmons, which were all purchases in the open market.

Date	Number of Shares Purchased	Approximate Price Per Share ($) (exclusive of commissions)

10/22/12	200	$11.9899
10/22/12	33	$11.9700
10/22/12	1,767	$11.9900
10/22/12	1,600	$11.9500
10/22/12	2,000	$12.0000
10/23/12	6,000	$12.2500
10/24/12	24	$12.0000
10/24/12	300	$12.1200
10/24/12	176	$12.1300
10/24/12	1,976	$12.1399
10/24/12	100	$12.1400
10/24/12	1,410	$12.1500
10/24/12	24	$12.2099
10/25/12	355	$12.2000
10/25/12	2,000	$12.2500
10/25/12	2,000	$12.3000
10/25/12	1,845	$12.3500
10/31/12	2,000	$12.6600
11/01/12	2,000	$12.6900
11/01/12	2,000	$12.7000
11/05/12	4,000	$12.0000
11/06/12	2,275	$12.0400
11/06/12	1,725	$12.0500
11/06/12	2,000	$12.0600
11/08/12	99	$11.7300
11/08/12	700	$11.7400
11/08/12	3,901	$11.7500
11/08/12	1,300	$11.8000
11/09/12	2,000	$11.7200
11/09/12	2,000	$11.7300
11/12/12	2,758	$11.9500
11/12/12	2,000	$11.9600
11/12/12	4,000	$11.9899
11/12/12	704	$11.9900
11/12/12	1,296	$12.0000
11/13/12	2,000	$11.9000
11/13/12	4,000	$11.9399
11/14/12	303	$11.8500
11/14/12	4,000	$11.9000
11/15/12	3	$11.7000
11/15/12	100	$11.7680
11/15/12	2,400	$11.7699

Date	Number of Shares Purchased	Approximate Price Per Share ($) (exclusive of commissions)

11/15/12	200	$11.7700
11/16/12	500	$11.8500
11/16/12	200	$11.8900
11/16/12	2,000	$11.8999
11/16/12	2,598	$11.9000
11/16/12	702	$11.9099
11/19/12	100	$12.1000
11/20/12	2,000	$12.0000
11/21/12	2,606	$12.0500
11/26/12	2,000	$11.9500
11/26/12	2,000	$12.0000
11/27/12	12	$11.9800
11/27/12	2,000	$11.9899
11/27/12	1,988	$12.0500
11/27/12	2,000	$12.0800
11/30/12	312	$12.0500
12/03/12	1,379	$12.0500
12/03/12	2,000	$12.1000
12/11/12	100	$11.8500
12/11/12	200	$11.8600
12/11/12	299	$11.8800
12/11/12	2,502	$11.9000
12/11/12	1,199	$11.9299
12/11/12	1,700	$11.9499
12/12/12	1,187	$11.9500
12/12/12	100	$11.9680
12/12/12	400	$11.9800
12/12/12	313	$12.0000
12/13/12	739	$11.8600
12/18/12	2,000	$12.3500
12/20/12	2,000	$12.3499
12/21/12	1,000	$12.4499
12/21/12	100	$12.4500
12/21/12	841	$12.7000
12/21/12	59	$12.8599
12/26/12	2,000	$12.8500
12/26/12	2,000	$12.9400
12/27/12	100	$12.6800
12/27/12	3,998	$12.7000
12/27/12	1,900	$12.7100
12/27/12	2	$12.7999
12/28/12	2,000	$12.8000
12/28/12	2,000	$12.8600

Date	Number of Shares Purchased	Approximate Price Per Share ($) (exclusive of commissions)

12/28/12	1,700	$12.8850
12/28/12	900	$12.8925
12/28/12	1,400	$12.9000
01/04/12	200	$12.9499
01/04/13	3,800	$12.9500
01/08/13	100	$13.7500
01/08/13	1,380	$13.8000
01/11/13	2,000	$14.6000
01/14/13	4,000	$14.7000
01/15/13	2,000	$14.5800
01/15/13	100	$14.6000
01/16/12	4,000	$14.8000
01/17/13	1,638	$14.9200
01/17/13	2,830	$15.2000
01/22/13	1,500	$16.2400
01/28/13	287	$15.8800
01/29/13	1,943	$16.0500
01/29/13	2,000	$16.1500

    (d)           Each of VHC, the Foundation, Harold C. Simmons, the CDCT, Annette C. Simmons, the Grandchildren’s Trust and Contran has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows.

Contran and PlainsCapital Bank entered into a Credit Agreement dated as of October 2, 2009, as such agreement has been subsequently amended from time to time (the “Plains Capital Credit Agreement”).  As of November 29, 2012, VHC had pledged 16,820,769 TIMET Shares under the Pledge and Security Agreement with PlainsCapital Bank dated October 2, 2009, as such agreement has been subsequently amended from time to time (the “Pledge Agreement”), in order to secure Contran’s obligations under the PlainsCapital Credit Agreement.  On November 30, 2012, VHC pledged 30 million Shares under the Pledge Agreement and PlainsCapital Bank released the 16,820,769 TIMET Shares from the pledge under the Pledge Agreement.  The foregoing summaries of the PlainsCapital Credit Agreement, its amendments and the Pledge Agreement are qualified in their entirety by reference to the actual terms of such agreements and related agreements and instruments, which terms may be found as indicated in Exhibits 1 through 9 to this Amendment, all of which terms are incorporated herein by this reference.  Contran pays VHC a quarterly collateral fee based on the value of the pledged Shares and indemnifies VHC for any loss or incremental cost it incurs resulting from the pledge.  This description of the collateral fee is qualified in its entirety by the reference to the actual terms of Amended and Restated Collateral Agreement (Amended and Restated as of November 30, 2012) between VHC and Contran, which terms may be found as indicated in Exhibit 10 to this Amendment, all of which terms are incorporated herein by this reference.

The representations, warranties and covenants contained in the agreements in Exhibits 1 through 10 to this Amendment were made solely for purposes of the specific agreements and as of specific dates, were solely for the benefit of the parties to the agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between or among the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders.  Security holders are not third-party beneficiaries under the agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the contracting parties.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in a contracting party’s public disclosures.

Item 7.	Material to be Filed as Exhibits.

Item 7 is supplemented as follows.

Exhibit 1
Credit Agreement dated as of October 2, 2009 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 1 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 2
Guaranty dated as of October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (incorporated by reference to Exhibit 2 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 3
Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation  (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 4
Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (incorporated by reference to Exhibit 4 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 5
Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to Exhibit 99.B5 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 6
First Amendment to the Credit Agreement dated as of October 1, 2010 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 99.B6 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 7
Second Amendment to the Credit Agreement dated as of September 30, 2011 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 8 to Amendment No. 31 to Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 16, 2012 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 8
Third Amendment to the Credit Agreement dated as of September 28, 2012 between Contran Corporation and PlainsCapital Bank  (incorporated by reference to Exhibit 9 to Amendment No. 31 to Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 16, 2012 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 9*
Loan Modification Agreement, dated November 30, 2012, between Contran Corporation and PlainsCapital Bank, in its capacity as agent for lenders named in the in the agreement, Valhi Holding Company and First Southwest Company.

Exhibit 10*	Amended and Restated Collateral Agreement (Amended and Restated as of November 30, 2012) between Valhi Holding Company and Contran Corporation.

*           Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 29, 2013

/s/ Harold C. Simmons
Harold C. Simmons
Signing in his individual capacity only.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 29, 2013

/s/ Steven L. Watson
Steven L. Watson
Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.

SCHEDULE A

Steven L. Watson, as President or Executive Vice President of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
VALHI HOLDING COMPANY

SCHEDULE B

The names of the directors and executive officers of Contran Corporation (“Contran”), Dixie Rice Agricultural Corporation, Inc. (“Dixie Rice”) and Valhi Holding Company (“VHC”) and their present principal occupations are set forth below.  Each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president and a director of Dixie Rice and vice president-real estate for Contran.

Robert D. Graham
Vice president of Valhi, Inc. (the “Company”), Contran, Dixie Rice and VHC; executive vice president and chief administrative officer of Kronos Worldwide, Inc. (“Kronos Worldwide”); and vice president and general counsel of NL Industries, Inc., a publicly held subsidiary of the Company (“NL”).

J. Mark Hollingsworth
Vice president and general counsel of the Company, CompX International Inc., a publicly held subsidiary of NL (“CompX”), Contran, Dixie Rice and VHC; trust counsel of The Combined Master Retirement Trust, a trust Contran sponsors that permits the collective investment by master trusts that maintain the assets of certain employee defined benefit plans Contran and related companies adopt (the “CMRT”); and vice president and general counsel of Keystone Consolidated Industries, Inc., a publicly held sister corporation of the Company (“Keystone”).

William J. Lindquist	Senior vice president of the Company and Dixie Rice; director and senior vice president of Contran and VHC; and chief executive officer of Waste Control Specialists LLC, a subsidiary of the Company.

A. Andrew R. Louis	Vice president and secretary of the Company, CompX, Kronos Worldwide and NL; and secretary of Contran, Dixie Rice and VHC.

Kelly D. Luttmer	Vice president and global tax director of the Company, CompX, Keystone, Kronos Worldwide and NL; and vice president and tax director of Contran, Dixie Rice and VHC.

Bobby D. O’Brien	Vice president and chief financial officer of the Company, Contran and Dixie Rice; and vice president and chief financial officer of VHC.

Glenn R. Simmons	Vice chairman of the board of the Company, Contran, Dixie Rice and VHC; chairman of the board of CompX and Keystone; and a director of Kronos Worldwide and NL.

Harold C. Simmons
Chairman of the board of the Company, Contran, Dixie Rice, Kronos Worldwide and VHC; chairman of the board and chief executive officer of NL; and trustee and member of the investment committee of the CMRT.

John A. St. Wrba	Vice president and treasurer of the Company, Contran, Dixie Rice, Kronos Worldwide, NL and VHC.

Gregory M. Swalwell
Vice president and controller of the Company, Contran and VHC; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of Dixie Rice.

Steven L. Watson
Director, president and chief executive officer of the Company; chief executive officer and vice chairman of the board of Kronos Worldwide; director and president of Contran, Dixie Rice and VHC; and a director of CompX, Keystone and NL.

SCHEDULE C

Based upon ownership filings with the U.S. Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own personally and beneficially Shares, as outlined below:

Name	Total

L. Andrew Fleck (1)	2,592

Robert D. Graham	-0-

J. Mark Hollingsworth	-0-

William J. Lindquist	-0-

A. Andrew R. Louis	-0-

Kelly D. Luttmer	-0-

Bobby D. O’Brien	-0-

Glenn R. Simmons (2)	58,230

Harold C. Simmons (3)	2,708,515

John A. St. Wrba	-0-

Gregory M. Swalwell	1,166

Steven L. Watson	87,238

(1)	Includes 1,299 Shares held by Mr. Fleck’s children.
(2)	Includes 3,785 Shares held by Glenn R. Simmons’ wife. Mr. Simmons’ disclaims beneficial ownership of all Shares held by his wife.
(3)
Includes 818,514 and 87,900 Shares directly held, respectively, by Harold C. Simmons’ wife and a trust of which Harold C. Simmons and his wife are co-trustees and the beneficiaries of which are the grandchildren of his wife.  Mr. Harold C. Simmons also may be deemed to possess indirect beneficial ownership of the other Shares set forth in Item 5(a) of this Statement, held by other Reporting Persons.  Mr. Simmons disclaims beneficial ownership of all Shares except for the 1,802,341 Shares that he holds directly and to the extent of his vested beneficial interest, if any, in Shares directly held by the CDCT.

EXHIBIT INDEX

Exhibit 1
Credit Agreement dated as of October 2, 2009 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 1 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 2
Guaranty dated as of October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (incorporated by reference to Exhibit 2 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 3
Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation  (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 4
Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (incorporated by reference to Exhibit 4 of Amendment No. 28 to a Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on August 5, 2010 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 5
Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank (incorporated by reference to Exhibit 99.B5 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 6
First Amendment to the Credit Agreement dated as of October 1, 2010 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 99.B6 to Amendment No. 1 to the Schedule TO regarding the common stock of Keystone Consolidated Industries, Inc. (Securities Exchange Act File No. 1-3919) that was filed with the U.S. Securities and Exchange Commission on February 14, 2011 by Contran Corporation).

Exhibit 7
Second Amendment to the Credit Agreement dated as of September 30, 2011 between Contran Corporation and PlainsCapital Bank (incorporated by reference to Exhibit 8 to Amendment No. 31 to Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 16, 2012 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 8
Third Amendment to the Credit Agreement dated as of September 28, 2012 between Contran Corporation and PlainsCapital Bank  (incorporated by reference to Exhibit 9 to Amendment No. 31 to Schedule 13D regarding the common stock of Titanium Metals Corporation (Securities Exchange Act File No. 1-14368) that was filed with the U.S. Securities and Exchange Commission on November 16, 2012 by Valhi Holding Company, Dixie Rice Agricultural Corporation, Inc., Contran Corporation, The Combined Master Retirement Trust, Annette C. Simmons and Harold C. Simmons).

Exhibit 9*
Loan Modification Agreement, dated November 30, 2012, between Contran Corporation and PlainsCapital Bank, in its capacity as agent for lenders named in the in the agreement, Valhi Holding Company and First Southwest Company.

Exhibit 10*	Amended and Restated Collateral Agreement (Amended and Restated as of November 30, 2012) between Valhi Holding Company and Contran Corporation.

*           Filed herewith.